CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 July 27, 2016


VIA EDGAR CORRESPONDENCE


Karen Rossotto, Esq.
Kathy Churko
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


         Re:          First Trust Exchange-Traded Fund VI
                              File No. 333-211163
                  -------------------------------------------

Dear Ms. Rossotto and Ms. Churko:

      We received your oral comments via telephonic conference and voicemail on July 21, 2016 and July 22, 2016 regarding Amendment No. 1 to the Registration Statement on Form N-14 (the "Registration Statement") for First Trust Exchange-Traded Fund VI (the "Trust") filed with respect to its series, First Trust High Income ETF ("FTHI"), on July 5, 2016. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement. Page number references included herein refer to the page numbers in the EDGARized version of the Registration Statement as filed on July 5, 2016. We are submitting via EDGAR this letter on behalf of the Trust, which is intended to respond to your comments, and a revised, marked draft of the Registration Statement is included for your review and convenience.

DISCLOSURE COMMENTS

         No further comments.

ACCOUNTING AND FINANCIAL COMMENTS

COMMENT 1

      In the Questions and Answers section on pages 2 and 3 of the Registration Statement, in response to the question "Will Shareholders of the Funds have to any pay any fees or expenses in connection with the Merger," please provide


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Division of Investment Management
July 27, 2016
Page 2



estimates of the amounts of fees and expenses expected to be paid by each Fund in connection with the Merger as of an assumed date.

RESPONSE TO COMMENT 1

      The Registration Statement has been revised as requested by adding the following text in the referenced Question and Answer:

            Based on the amount of the estimated Merger-related fees and expenses, the relative values of the Funds and the cost sharing agreement, management of FAV estimates that FAV would incur approximately $295,855 and FTHI would incur approximately $7,315 (net of reimbursement by First Trust of approximately $21,945) of the fees and expenses associated with the Merger, respectively.

COMMENT 2

      With respect to the Comparative Fees and Expenses table on page 14 of the Registration Statement, please either provide 12b-1 plan fees in the table or extend the expiration of the agreement not to pay any 12b-1 fees for at least 12 months from the effective date of the Registration Statement.

RESPONSE TO COMMENT 2

      Management of FTHI has informed us that the agreement not to charge any 12b-1 fees has been extended until January 31, 2018 and the disclosure in the Registration Statement has been revised accordingly to indicate such date.

COMMENT 3

      Please provide an estimate of the aggregate realized gain or loss on FAV's debt securities portfolio in connection with the discussion of the expected liquidation of all of the debt securities in the portfolio prior to the Merger in the first full paragraph on page 24 of the Registration Statement.


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Division of Investment Management
July 27, 2016
Page 3



RESPONSE TO COMMENT 3

      The Registration Statement has been revised as requested by adding the following text in the referenced paragraph on page 24:

            Management of FAV estimates that such sales will result in an aggregate realized net loss of approximately $326,000 on the debt securities in its portfolio.

COMMENT 4

      An estimate of $1,000 in transaction costs to reposition and deleverage FAV's portfolio is included in the same paragraph on page 24 of the Registration Statement. Please provide an explanation in your response as to how the liquidation of the debt securities can be accomplished for only $1,000.

RESPONSE TO COMMENT 4

      Management of FAV has advised us that the sale of the debt securities of FAV has and will be conducted through a platform on which there are no transaction costs or commissions associated with selling the loans. However, there is a cost of $19 to settle each loan sale and when applied against the number of debt securities in the Portfolio, results in charges that have been rounded to $1,000.

COMMENT 5

      In the pro forma Capitalization table on page 28 of the Registration Statement (as well as on page 10 of the Pro Forma Financial Statements in Appendix IV of the Merger SAI), please advise in your response why two offsetting adjustments of the same amount of $662,689 are shown in the Pro Forma Adjustments column or revise the presentation.

RESPONSE TO COMMENT 5

      The $662,689 unrealized loss is reclassified through the adjustments to a realized loss since the loans are being liquidated and there will be no senior loans when the Funds merge. In removing the senior loans from the portfolio, any unrealized gains and losses on the securities should convert to realized gain and losses. The offsetting adjustments show the movement from unrealized to realized.

COMMENT 6

      In the Statement of Assets and Liabilities appearing on page 10 of the Pro Forma Financial Statements in Appendix IV to the Merger SAI, please explain why


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Division of Investment Management
July 27, 2016
Page 4



all of the Payables of FAV are being brought forward to the Pro Forma Combined Fund when there is a unitary fee in place at FTHI, the survivor in the Merger, or otherwise revise the presentation.

RESPONSE TO COMMENT 6

      The Payables in the Statement of Assets and Liabilities are current Payables of FAV that are due and will be owing to the date of the Merger. The payment of these Payables has no effect or impact on the overall Net Assets of the Pro Forma Combined FTHI whether accounted for at FAV by debiting cash at FAV prior to the Merger or at the Pro Forma Combined FTHI post-Merger. However, the presentation has been revised to offset the Payables of FAV prior to the Merger out of cash on hand at FAV and the FAV Payables no longer carry forward to the Pro Forma Combined FTHI.

COMMENT 7

      In Note 3 - Significant Accounting Policies to the Pro Forma Financial Statements in Appendix IV to the Merger SAI, please clarify the disclosure on page 15 to confirm that all of the securities held by FTHI post-Merger will be considered Level 1 under the the fair value hierarchy and cross reference the Pro Forma Portfolio of Investments or otherwise provide a full explanation of the fair value hierarchy in the Notes.

RESPONSE TO COMMENT 7

      The Registration Statement has been revised as requested by adding the following text in Note 3:

            All securities held by FTHI post-Merger will be considered Level 1 under the fair value hierarchy. Please see the Pro Forma Portfolio of Investments.

COMMENT 8

      In Note 4 - Reorganization to the Pro Forma Financial Statements in Appendix IV to the Merger SAI, please provide estimates of the amounts of fees and expenses to be paid by each Fund in connection with the Merger as of an assumed date.

RESPONSE TO COMMENT 8

      The Registration Statement has been revised as requested by adding the following text in Note 4:

            Based on the amount of the estimated Merger-related fees and expenses, the relative values of the Funds and the cost sharing


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Division of Investment Management
July 27, 2016
Page 5



            agreement, management of FAV estimates that FAV would incur approximately $295,855 and FTHI would incur approximately $7,315 (net of reimbursement by First Trust of approximately $21,945) of the fees and expenses associated with the Merger, respectively.

TANDY ACKNOWLEDGEMENT

      In connection with the Registration Statement, the Trust has advised us that it acknowledges that:

      o the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-2978 or Bill Hermann at (312) 845-3895 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.


                                                 Very truly yours,

                                                 CHAPMAN AND CUTLER LLP


                                                 By:  /s/ Jonathan A. Koff
                                                     ---------------------------
                                                          Jonathan A. Koff




cc:   W. Scott Jardine